Exhibit 99.1

Magnitude International Ltd Announces Pricing of Initial Public Offering

Singapore, August 11, 2025 – Magnitude International Ltd (the “Company” or “Magnitude”) (Nasdaq: MAGH), an electrical installation service provider based in Singapore, today announced the pricing of its initial public offering (the “Offering”) of an aggregate of 2,200,000 ordinary shares at a public offering price of $4.00 per share, for total gross proceeds of $8.8 million, before deducting underwriting discounts and offering expenses. The Company is offering 1,650,000 ordinary shares and an existing shareholder is offering 550,000 ordinary shares. The Company will not receive any proceeds from the sale of ordinary shares by the selling shareholder.

The Company’s ordinary shares are expected to being trading on the Nasdaq Capital Market, or Nasdaq, on August 12, 2025, under the symbol “MAGH.” The Offering is expected to close on or about August 13, 2025, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for: (i) expansion and growth through strategic acquisitions, joint ventures and/or strategic alliances; (ii) the purchase of materials; (iii) expansion of our workforce; (iv) moving to a bigger head office to provide more office area and additional storage facilities; (v) rental of a bigger dormitory for our foreign workers; (vi) digitalizing our systems, upgrading existing equipment, and investing in software solutions like enterprise resource planning (ERP) systems, and human resource (HR) systems; and (vii) working capital and general corporate purposes.

Bancroft Capital, LLC is acting as sole underwriter for the Offering. Concord & Sage PC is acting as U.S. legal counsel to the Company, and Taft Stettinius & Hollister LLP is acting as U.S. legal counsel to Bancroft Capital, LLC.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-287609), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 30, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Electronic copies of the final prospectus relating to the Offering, when available, may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting Bancroft Capital, LLC, 501 Office Center Drive, Suite 130, Fort Washington, PA 19034, Attention: Jason Diamond or email: investmentbanking@bancroft4vets.com or by telephone at +1 (484) 546-8000.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Magnitude International Ltd

Magnitude International Ltd is a Singapore-based electrical installation service provider to both the private and public sectors. Founded in 2012, the Company has over 12 years of experience in providing services such as the installation of generators, transformers, and various types of alteration and addition works, including the rewiring and installation of solar panel systems. The Company primarily acts as the main electrical contractor in construction projects and has participated in a range of greenfield and brownfield electrical installation projects. Its mission is to become one of the leading integrated one-stop electrical installation services providers in Singapore, and to add value to all stakeholders by ensuring that all buildings serviced by the Company are safe, functional and energy efficient.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the proposed Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in the prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Magnitude International Ltd

Mr. Lim Say Wei

Email swlim@bnlengrg.com

Underwriter Contact:

Bancroft Capital, LLC,

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

Email: investmentbanking@bancroft4vets.com